UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 10SB

              GENERAL FORM FOR REGISTRATION OF
             SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           1TWOE.COM, INC.
         (Exact name of Small Business Issuer in its charter)

         NEVADA                                 11-2584617
(State or other jurisdiction of               IRS Employer
 incorporation or organization)           Identification Number

400 North Main Street, Grapevine, Texas            76051
(Address of principal executive offices)        (Zip Code

Issuer's telephone number (972) 399-3512

Securities to be registered pursuant to Section 12(b) of the Act.

     Title of each class       Name of each exchange on which registered

          NONE

Securities to be registered pursuant to Section 12(g) of the Act.

                     Title of Class

              Common Stock, $.001 par value per share

                                PART I

Item 1. Description of Business.

1TWOE.COM, INC., (the "Company") was incorporated originally in New York in 1981 under the name Mitchel Alan Furs, Incorporated. The Company changed its name in 1992 to Teleworld Enterprises, Ltd. ("TWE") and in July of 1999 the shareholders approved a name change to 1TWOE.COM,INC. and approved the change of domicile to the State of Nevada. At the same time, the stock of the company was approved to undergo a reverse split on the basis of one (1) share in the new company for every four (4) shares held in TWE.

Current management has moved from the ownership and management of cable Satellite TV systems to the utilization and development of Internet-related services in both the Cable TV industry and the general public. In the second quarter of the current fiscal year the company has acquired various products to be developed in the overall Internet division of the Company. The Company is currently negotiating various other transactions that will greatly enhance the value and operating assets of the Company.

Item 2. Management's Discussion and Analysis or Plan of Operation.

On September 2, 1999 the Company acquired 49% of Click TV, Inc. for $20,000 in the nature of an 8% demand note. The Company further agreed to lend up to 1,000,000 shares of preferred stock for acquisitions.

The first acquisition by Click TV, Inc. on September 4, 1999 was the acquisition of 900 film titles for $1,250,000 of Preferred Stock at $10.00 per share (125,000 shares) convertible to one share of common stock in 1TWOE.COM, INC. or an appropriate substitute of stock in a public company. The library will be made available to Internet users for clips, sound bites, and entire film downloads over the Internet for a fee.

On September 14, 1999 the Company acquired the rights to production of 2,500 Digital recordings for 50,000 preferred shares at $10.00 per share convertible to one share of common stock in 1TWOE.COM,INC. or an appropriate substitute of stock in a public company. This acquisition will complement the previous acquisition of the movie library that will be available for downloading from the Internet in the near future.

The Company has agreed to purchase the ICEMPORIO.COM E-Commerce site for $100,000 in a combination of cash and a note payable and 85,000 preferred shares at $10.00 per share convertible to one share of common stock in 1TWOE.COM, INC. or an appropriate substitute of stock in a public company and 100,000 shares of common stock.

The Company has acquired a working private cable system in the Dallas, Texas area in which it will offer its customers a major cable and Internet package at a bargain Price. The package will include 37 cable channels, including HBO and Cinemax, the use of a Pentium computer, a monitor, unlimited Internet access,
and free email.   This concept will be developed first in the Dallas area and will be able to be replicated in other areas of the country.

Item 3. Description of Property.

Principal assets of the registrant include the following:

1. 900 film titles that are to be digitized and will be available to Internet users for clips, sound bites, and entire film downloads for a fee. The library is located in a warehouse in the Dallas-Fort Worth area.
2. Prepaid services and the rights to digitize 2500 sound recordings that will also be available over the Internet to complement the film titles indicated above.
3. Approximately 140 Satellite Cable TV passes and related equipment for a working private cable system located in Dallas, Texas.
4. An 80% interest in a Private Satellite Cable TV company that owns and/or manages in excess of 4,500 Satellite Cable TV passes. The Systems are also located in the Dallas-Fort Worth area.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the Registrant's Common Stock beneficially owned at November 30, 1999 (i) by each person who is known by the Registrant to own beneficially or exercise voting or dispositive control over 5% or more of the Registrant's Common Stock, (ii) by each of the Registrant's Directors, and (iii) by all officers and Directors as a group. At November 30, 1999, there were outstanding 4,237,224 shares of Common Stock of the Registrant. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within sixty days.

    Name and			               Number of Shares
  Address or			               of Common Stock		     Percentage of
Identity of Group  		         Beneficially Owned  	 Beneficial Ownership

First Capital Leasing, Inc.	  1,600,000 shares			       38%
2917 Oak Forest Drive
Grapevine, TX 76051

All Officers and				               	-0-		 	             	*%
Directors as a Group
(3 persons)

	*Less than 1%

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

Directors. The following table sets forth as of January 15, 2000: (i) the names and ages of the directors and the positions held by each person; and (ii) any period during which he has served.

				                   Term of
			                   	Office as						                          Period
Name			               	Director		Position	                	Age 	Served

Dorothy Sivilli	      	1 year	  President and Directo	     70  	Since 1995

Roslyn Corson-Willett	 1 year	  Secretary and Director	    52  	Since 7-6-99

John W. Middleton III	 1 year 	 Vice President & Director  39	  Since 7-6-99

The present Board of Directors and officers were all elected in the special Shareholders meeting held on July 6, 1999. All directors of the Registrant hold office until the next annual meeting of stockholders and until their successors have been elected and qualified.

Officers. The following table sets forth as of January 15, 2000: (i) the names and ages of the officers and the positions held by each person; and (ii) any period during which he has served.

                       				Office with
Name				                   Registrant		      	Age    	Officer Since

Dorothy Sivilli	          	President       			70     	Since 1995

Roslyn Corson-Willett	     Secretary 			      52 	    Since 7-6-99

John W. Middleton III	     Vice President 		  39     	Since 7-6-99

The respective executive officers are elected by the Board of Directors after an annual meeting of the stockholders and hold office until their successors are chosen and qualified, or until death, their resignation or removal from office.

                   Background of Directors and Officers.

Dorothy Sivilli, 70, is and has been a Director of the Company since June 1, 1995. Prior thereto, she was employed by Communications Investment Corporation and Action Cable in increasingly responsible positions in its private cable and cable television operations. Prior thereto, Ms. Sivilli was engaged in the sale and distribution of commercial satellite television, home satellite television and private cable television equipment.

John W. Middleton, III, 39, is currently the owner and general manager of Utility Caretakers, Inc. Mr. Middleton has been in this business for the past eleven years.

Roslyn Corson-Willett, 52, currently is working as a Consultant on day spa accessories, treatment and equipment. Previously she has worked as a legal secretary and currently holds a Doctorate in Naprapathy from Vanguard College.

Directorships:

Each director of the Registrant has indicated to the Registrant that he or she is not a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such act or any investment company registered under the Investment Registration Act of 1940.

Identification of Certain Significant Employees:

None.

Family Relationships

No family relationship exists between any officer or director of the Registrant.

Involvement in Certain Legal Proceedings:

No event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B has occurred with respect to any executive officer or director of the Registrant during the past five years and which is material to an evaluation of the ability or integrity of such director or officer.

Item 6.  Executive Compensation.

The Registrant qualifies as a "small business issuer" as that term is defined by
Item 10(a)(1) of Regulation S-B.

The following tabulation sets forth certain information with respect to compensation paid or earned for services in all capacities to the Company for the fiscal year ended May 31, 1999 of those persons who were at December 31, 1999 (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Registrant (the "Named Officers").



	                   		Summary Compensation Table

                              					Annual			             	  Long Term
					                              Compensation			          Compensation
Names and
Principal                                            Stock Options   SAR/
Position             Year    Salary   Bonuses  Other   (Shares)      Other

Dorothy Sivilli
President             1999     -0-       -0-     -0-     -0-        -0-

Roslyn Corson-Willett
Secretary             1999     -0-       -0-     -0-     -0-        -0-

John W. Middleton III
Vice President        1999     -0-       -0-     -0-     -0-        -0-


Item 7. Certain Relationships and Related Transactions.
   (a)  Transactions with Management and others.
               None
   (b)  Certain Business Relationships.
              Not Applicable
   (c)  Parents of Registrant.
               None
   (d)  Transactions with Promoters.
               None

Item 8.  Description of Securities.

The authorized capital stock of the Company consists of 50 million shares common stock, with a par value of $0.001 per share; 2 million shares Series A Preferred Stock, with a par value of $0.01 per share; and 2 Million Shares Series B Preferred Stock, with a par value of $0.01 per share.

Common Stock issued and outstanding as of May 31, 1999 was 4,197,224 and 4,237,224 at November 30, 1999. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore when, as and if declared by the Board of Directors and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders.

The registrar and transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, located at 2 Broadway, New York, New York 10004.

Preferred Stock issued and outstanding as of May 31, 1999 was -0- shares. As of November 30, 1999 there were 175,000 shares of Series A Preferred Stock outstanding. There have been no shares of Preferred Stock, series B, issued to date. The Series A. Preferred Stock carries an 8% dividend provision and is convertible into common stock at one share of common stock for each share of Series A Preferred Stock held. The conversion price has been placed at $10.00 per share. Seriew B Preferred Stock also includes a provision for an 8% dividend and conversion on a one-for-one basis into common stock at a value of $3.00 per share.

The Company is the registrar and transfer agent for the Preferred Stock.

                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and related Stockholder Matters.

  (a) Market Information. As of the date of this Report, the Registrant has only one class of equity securities trading and outstanding, 4,237,224 shares of Common Stock, $.001 par value (the"Common Stock"), are issued and outstanding. The Preferred stock outstanding has not been registered and is restricted.
     The Principal market for the Registrant's Common Stock, its only class of publicly traded equity securities, is the over-the-counter market, specifically the Electronic Bulletin Board quotation system published by the National Quotation Bureau where the Registrant's Common Stock trades under the symbol "TWOE".
     The following table indicates the quarterly high and low bid price ranges of the Registrant's Common Stock as quoted by the NASDAQ OTC Bulletin Board for the periods indicated. Tese quotations reflect market prices between dealers, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. Market fighres have been rounded up to the nearest $0.01/

Fiscal Year Ended May 31, 1998:        High	         Low
First Quarter					                    	$0.02	     		$0.01
Second Quarter				  	                 	 0.05	   	  	 0.01
Third Quarter				  	                  	 0.05		     	 0.01
Fourth Quarter				  	                 	 0.04	   	  	 0.01

Fiscal Year Ended May 31, 1999:
First Quarter				                    		$0.04	 	     $0.01
Second Quarter				  		                  0.04	        0.01
Third Quarter			 	                   		 0.04	        0.01
Fourth Quarter			   	                		 0.45	        0.01

Fiscal Year Ended May 31, 2000:
First Quarter				                    		$0.50 	      $0.09
Second Quarter					                   	 0.73		 	     0.09
Third Quarter					                    	 0.90	    	 	 0.28

As of March 15, 2000 the closing bid price was quoted at $0.48 by market makers.

The company has never paid cash dividends on its Common Stock. The Registrant presently intends to retain future earnings, if any to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future on its Common Stock. Future dividend policy will depend on the Registrant's earnings, capital requirements, financial conditions and other relevant factors.

   (b) Holders. As of November 30, 1999, the number of holders of record of each class of the Registrant's equity securities issued and outstanding was as follows:

                        						  Number of
Title of Class	              			Record Holders

Common Stock, $.001		  	             470
Par value per share

Series A Preferred Stock, $.01	        2
Par value per share

Item 2.  Legal Proceedings.

No event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B has occurred with respect to the Registrant or any executive officer or director of the Registrant during the past five years and which is material to the Registrant or an evaluation of the ability or integrity of such director or officer.

Item 3.  Changes in and/or Disagreements with Accountants.

There has been no change in the Accountant for the Company since the previous audit filed as a part of the 10KSB for the fiscal year ended May 31, 1995.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of Unregistered Securities for Cash. However, Series A Preferred stock was issued in connection with acquisitions of certain assets of the Company. These transactions are listed below:

1. 125,000 share of Series A Preferred stock was issued in connection with the acquisition of the 900 film titles classified as "the Movie Library". These shares were issued to World Wide Marketing, a foreign owned corporation.
2. An additional 50,000 shares of Series A Preferred stock was issued to Silver Blue Productions, a Hollywood California Company, in connection with the acquisition of the prepaid services to digitize 2,500 sound recordings. This acquisition was made by Clicktv.net, Inc., a 49% owned subsidiary. The stock was loaned to the subsidiary for a note receivable.

Item 5.  Indemnification of Directors and Officers.

Under Nevada Revised Statutes (NRS 78.7502) a Nevada Corporation has discretionary and mandatory indemnification of officers, directors, employees and agents. General provisions state in part as follows:

	"A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful."

Other provisions can be found in the Nevada Revised Statutes and in the offices of the Registrant.

                               PART F/S

                   1TWOE.COM, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS

                            Assets		        	(Audited)        (Unaudited)
                                       							 31-May            30-Nov
                                               1999              1999
Current assets:
Accounts receivable, less allowance for
doubtful accounts of $5,000                $        -       $        -
Total Current Assets		                              -                -
Property  and equipment, at cost:
Software						                                                    50,000
Movie Library					                                             1,250,000
Cable Systems					                                                 3,891
                                                    -          1,303,891
Accumulated Depreciation                            -                -
Net Property and equipment                          -          1,303,891
Other Assets:
Investment in Subsidiaries	               		                   1,141,500
Notes and accounts receivable from Affiliates                    578,768
     Total Other Assets     	                       -          1,720,268
Total Assets                                 $      -         $3,024,159

                 Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable			                          $    16,356      $   16,356
Long Term Liabilities:
Notes payable on Acquisitions                        -         1,191,500
Commitments and contingencies                        -               -
Stockholders'equity(deficit):
Preferred Stock - Series A. $.01 par value,
2,000,000 shares authorized, 175,000 shares
issued and outstanding                  				         -             1,750
Common stock, $.001 par value, authorized
50,000,000 shares, 4,197,224 and 4,237,224
shares issued and outstanding		                    4,197           4,237
Additional paid-in capital		                   8,757,976      10,546,186
Accumulated deficit			        (8,778,529)     (8,735,870)
Accumulated other comprehensive income           -                -
     Total Stockholders'equity(Deficit)          (16,356)      1,816,303
Total Liabilities and Stockholders' Equity    $      -0-      $3,024,159



                     1TWOE.COM, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                             (Audited)      (Unaudited)
                                               31-May          30-Nov
                                               1999             1999

Revenuen                           						  $      -       $    50,346

Expense                  				                     -             7,686

Net Income			                         			  $      -       $    42,660


Net Income(Loss)per common share       		  $      -       $      0.01

Weighted average common shares outstanding    4,197,224      4,197,224


                            PART III

Item 1. Index to Exhibits:

	Exhibit A	Plan of Reorganization
	Exhibit B	Articles of Incorporation
	Exhibit C	By-Laws
	Exhibit D	Series A Preferred Stock Rights of Holders
	Exhibit E	Series B Preferred Stock Rights of Holders
	Exhibit F	Material Contracts
	Exhibit G	Subsidiaries of the Registrant

Item 2.  Description of Exhibits:

Exhibit A: Copy of the New York Certificate of Merger of Teleworld Enterprises, Ltd. into 1TWOE.COM,INC. Copy of this certificate is attached.

Exhibit B: A copy of the Articles of Incorporation can be received by writing to the Registrant at 400 N. Main Street, Suite 103, Grapevine, Texas 76051.

Exhibit C: A copy of the By-Laws of the Registrant can be received by writing to the Registrant at 400 N. Main Street, Suite 103, Grapevine, Texas 76051.

Exhibit D: A copy of the Board of Directors Action outlining the rights and preferences of the Series A Preferred securities holders is attached.

Exhibit E: A copy of the Board of Directors Action outlining the rights and preferences of the Series B Preferred securities holders is attached.

Exhibit F: All material contracts are in the office of the Registrant and can be received by writing to the Registrant at 400 N. Main Street, Suite 103, Grapevine, Texas 76051.

Exhibit G: This exhibit is a listing of the Subsidiaries of the Registrant.



                               EXHIBIT A

                         CERTIFICATE OF MERGER
                                  OF
                      TELEWORLD ENTERPRISES, LTD.
                                 INTO
                             1TWOE.COM, INC.

This agreement merger under Section 907 of the Business Corporation Law is entered into between TELEWORLD ENTERPRISES, LTD., a New York Corporation, and 1TWOE.COM, INC., a Nevada Corporation. The surviving corporation shall be 1TWOE.COM, INC.

Statements required by Section 902(a)(1) & 902(a)(2):

1. The name of each constituent corporation:
a. Teleworld Enterprises, Ltd., a New York Corporation

b. 1TWOE.COM, INC. a newly-formed Nevada Corporation to be the surviving member of the merger.

2. The designation and number of outstanding shares of each class and series of stock is as follows:
a.  Teleworld Enterprises, Ltd., a New York Corporation
    50,000,000 shares common stock authorized; 20,388,896 outstanding
     2,000,000 shares preferred Stock Authorized;  -0- outstanding.

b.  1TWOE.COM, INC., a Nevada Corporation
    50,000,000 shares common stock authorized; 1,000 outstanding
     2,000,000 shares preferred Stock Authorized; -0- outstanding.

Statements required under Section 903(a):

1.    A notice of Special Meeting of Shareholders was mailed on or about June
10, 1999, to each shareholder of record as of the close of business on June 7,
1999.  A plan of merger was outlined in the materials sent to the shareholders.
2.  The plan of merger was adopted by a majority of the shareholders of
Teleworld Enterprises, Ltd. in the shareholders meeting held on July 6, 1999 in
Grapevine, Texas.
3.	All shares outstanding in Teleworld Enterprises, Ltd. were approved to be converted on a one (1) share in 1TWOE.COM, INC. for each four (4) shares held in
Teleworld Enterprises, Ltd.  After the merger, the shareholders of Teleworld
Enterprises, Ltd. would be the 100% owners in the new corporation into which
Teleworld Enterprises, Ltd. is to be merged.
4.	The Incorporators, and 100% owners of the shares outstanding and entitled to vote, of 1TWOE.COM, INC. voted 100% to approve the merger.
5.	1TWOE.COM, INC. was incorporated on August 19, 1999.
6.	The merger of Teleworld Enterprises, Ltd. and 1TWOE.COM, INC. was approved by the Nevada Secretary of State on October 18, 1999.
7.	Effective date of the merger: The effective date of the merger was set by the Board of Directors of Teleworld Enterprises, Ltd. to be August 9, 1999.
8.	The manner in which the merger was authorized with respect to the constituent domestic and foreign corporation was pursuant to the laws of each state and was by shareholder and board of director approval.  The laws of Nevada were complied with by filing the Articles of Merger and receiving approval. This Certificate of Merger, in compliance with New York law, is being submitted to the New York
Department of State.

Therefore, this Certificate of Merger of TELEWORLD ENTERPRISES, LTD into 1TWOE.COM, INC. is submitted on behalf of each party to the Merger.

TELEWORLD ENTERPRISES, LTD.	               		1TWOE.COM, INC.

By:/s/ Dorothy Sivilli			                    By:/s/ Dorothy Sivilli
President & Director			                     	President & Director

By: /s/ Roslyn Corson-Willett 		             By: /s/Roslyn Corson-Willett
Secretary & Director				                     Secretary & Director


                               EXHIBIT D

                           1TWOE.COM, INC.
      BOARD OF DIRECTORS ACTION ON SERIES A PREFERRED STOCK

The Board of Directors of the Company in a regular meeting has adopted the following provision fixing the number, designation, relative rights, preferences and limitations of Series A Preferred Stock pursuant to authority vested in it by the Certificate of Incorporation, to wit:

(a) Dividend. The holders of the Preferred Stock shall be entitled to receive a dividend of Eight (8%) percent per annum, as and when declared by the Board of Directors of the Company, payable in cash or in securities annually out of the capital or earned surplus of the Company for each year, in preference to the holders of the Company's Common Stock, $.00l par value per share, and such dividends shall be cumulative from the date of issuance thereof. If, at any time, Preferred Stock of more than one series shall be outstanding, any dividend paid upon such shares in any amount less than full cumulative dividends accrued or in arrears upon all such shares outstanding shall be divided between the different series, in proportion to the aggregate amounts which would be distributable to the Preferred Stock of each series if full cumulative dividends were declared and paid thereon.

(b) Liquidation. In the event of the winding up of the affairs of the Company, the holders of each share of Preferred Stock shall be entitled to receive the of $.01, the par value thereof, plus any unpaid cumulative and current dividends thereon before any payment to the holders of the shares of Common Stock of the Company.

(c) Merger. In the event the Company at any time while any of the Preferred Stock is outstanding shall be consolidated with or merged into any other corporation or corporations, or shall sell or lease all or substantially all of its property and business as an entity, lawful provisions shall be made as a part of the terms of such consolidation, merger, sale or lease that the holder of any shares of Preferred Stock must receive the same kind and amount of securities or assets as may be issuable, distributable, or payable upon such consolidation, merger, sale or lease with respect to such shares of Common Stock of the Company but payable before any issuance, distribution or payment is made to the holders of the Company's Common Stock.

(d) Conversion Adjustment. In the event that the Company shall at any time prior to such conversion either: (a) subdivide shares; (b) combine the outstanding shares of Common Stock into the same or a given number of shares;
(c) change the outstanding shares of Common Stock into the same -or a given number of shares of any other class or classes of shares; (d) declare on or in respect of the shares of Common Stock a dividend payable in shares or other securities of the Company; or (e) offer to the holders of shares of Common Stock any rights to subscribe for shares or for other securities of the Company, then the holders of Preferred Stock shall be entitled, as the case may be, to receive the same number of shares of Common Stock or shares of any other class or classes of shares or other securities of the Company, or shall be entitled to subscribe for and purchase at the same price that the shares or securities are offered to holders of shares of Common Stock, the number of such shares or the amount of such securities as will represent the same proportion of the outstanding shares of Common Stock prior to such increase or decrease as they would have been entitled to receive or subscribe for, as the case may be, had they been holders of the number of shares of Common Stock into which their Preferred Stock were convertible on the record date for any such dividend or subscription.

(e) Voting. The holders of shares of outstanding Preferred Stock of the Company shall be entitled to cast one vote per share of preferred Stock vote at meetings of the shareholders of the Company. The holders of shares of the Preferred Stock shall have no preemptive rights and such shares shall be fully paid and non-assessable when issued.

(f) Common Shares. Subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to each class of the authorized shares of Preferred Stock, the holders of the shares of Common Stock shall have and possess all rights appertaining to authorized shares of the Company.

(g) Pre-emptive Right. No holder of shares of any class of the Company shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereafter authorized, or of bonds, debentures or other evidences of indebetdness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration, so far as may be permitted by law, and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

(h) Conversion Privileges. The Preferred Stock shall be convertible into shares of fully paid and non-assessable Common Stock of the Company, upon the following terms and conditions:

 (1) The Holder of any shares of Preferred Stock to be converted shall surrender the certificate or certificates therefor to the transfer agent of the Company, duly endorsed in blank for transfer, accompanied by the form set forth on such certificates or on such other form as may be profided from time to time by the Company;

	(2) As soon as practicable after the surrender of such certificates as provided above, the Company shall cause to be issued and delivered, at the office of its transfer agent, to or on the order of the holder of the certificates thus surrendered, a certificate or certificates for the number of full shares of
Common Stock, $.00l par value per share issuable hereunder upon the conversion of such Preferred Stock and as adjusted as herein provided with respect to any fraction of a share of Common Stock issuable upon such Conversion.  Such
Conversion shall be deemed to have been effected on the date on which the certificates for such Preferred Stock have been surrendered as provided above, and the person in whose name any certificate or certificates for Common Stock are issuable upon such conversion shall be deemed to have become on such date the holder of record of the shares represented hereby;

	(3)  Requirement to Convert.   The requirement to convert to common stock in
the Company as indicated above will be required if the value of the stock, as reported on any stock exchange or other system that reports price on publicly held stocks, reaches $10.00 per share and remains at that level for a period of 30 days.

	(4) No adjustment or allowance shall be made for dividends on Preferred Stock surrendered for conversion, whether accrued, accumulated or otherwise; and

	(5) Each share of Preferred Stock shall be convertible into one share of Common Stock so that one share of Preferred Stock shall be surrendered to obtain one share of Common Stock.

(i) Fractional Shares. The Company shall not issue fractional shares in satisfaction of the conversion privilege of the Preferred Stock but, in lieu of fractional shares, the Company shall issue one or more full shares for certificates representing such full share or shares rounded out to the nearest full share.

The Board of Directors have approved as of September 10, 1999, the date of approval by the State of Nevada of the Amended Articles of Incorporation to include Preferred Stock, the above designation, relative rights, preferences and limitations of Series A Preferred Stock.

/s/ Dorothy Sivilli
Dorothy Sivilli, Director



                               EXHIBIT E

                            1TWOE.COM, INC.
         BOARD OF DIRECTORS ACTION ON SERIES B PREFERRED STOCK

The Board of Directors of the Company in a regular meeting has adopted the following provision fixing the number, designation, relative rights, preferences and limitations of Series B Preferred Stock pursuant to authority vested in it by the Certificate of Incorporation, to wit:

(a) Dividend. The holders of the Preferred Stock shall be entitled to receive a dividend of eight (8%) percent per annum, as and when declared by the Board of Directors of the Company, payable in cash or in securities annually out of the capital or earned surplus of the Company for each year, in preference to the holders of the Company's Common Stock, $.00l par value per share, and such dividends shall be cumulative from the date of issuance thereof. If, at any time, Preferred Stock of more than one series shallbe outstanding, any dividend paid upon such shares in any amount less than full cumulative dividends accrued or in arrears upon all such shares outstanding shall be divided between the different series, in proportion to the aggregate amounts which would be distributable to the Preferred Stock of each series if full cumulative dividends were declared and paid thereon.

(b) Liquidation. In the event of the winding up of the affairs of the Company, the holders of each share of Preferred Stock shall be entitled to receive the sum of $.0l, the par value thereof, plus any unpaid cumulative and current dividends thereon before any payment to the holders of the shares of Common Stock of the Company.

(c) Merger. In the event the Company at any time while any of the Preferred Stock is outstanding shall be consolidated with or merged into any other corporation or corporations, or shall sell or lease all or substantially all of its property and business as an entity, lawful provisions shall be made as part of the terms of such consolidation, merger, sale or lease that the holder of any shares of Preferred Stock must receive the same kind and amount of securities or assets as may be issuable, distributable, or payable upon such Consolidation, merger, sale or lease with respect to such shares of Common Stock of the Company but payable before any issuance, distribution or payment is made to the holders of the Company's Common Stock.

(d) Conversion Adjustment. In the event that the Company shall at any time prior to such conversion either: (a) subdivide shares; (b) combine the outstanding shares of Common Stock into the same or a given number of shares;
(c) change the outstanding shares of Common Stock into the same -or a given number of shares of any other class or classes of shares; (d) declare on or in respect of the shares of Common Stock a dividend payable in shares or other securities of the Company; or (e) offer to the holders of shares of Common Stock any rights to subscribe for shares or for shares or for other securities of the Company, then the holders of Preferred Stock shall be entitled, as the case may be, to receive the same number of shares of Common Stock or shares of any other class or classes of shares or other securities of the Company, or shall be entitled to subscribe for and purchase at the same price that the shares or securities are offered to holders of shares of Common Stock, the number of such shares or the amount of such securities as will represent the same proportion of the outstanding shares of Common stock prior to such increase or decrease as they would have been entitled to receive or subscribe for, as the case may be, had they been holders of the number of shares of Common Stock into which their Preferred Stock were convertible on the record date for any such dividend or subscription.

(e) Voting. The holders of shares of outstanding Preferred Stock of the Company shall be entitled to cast one vote per share of Preferred Stock vote at meetings of the shareholders of the Company. The holders of shares of the Preferred Stock shall have no preemptive rights and such shares shall be fully paid and non-assessable when issued.

(f) Common Shares. Subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to each class of the authorized shares of Preferred Stock, the holders of the shares of Common Stock shall have and possess all rights appertaining to authorized shares of the Company.

(g) Pre-emptive Right. No holder of shares of any class of the Company shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereafter authorized, or of bonds, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration, so far as may be permitted by law, and to such person or persons as the Board of Directors in their absolue discretion may deem advisable.

(h) Conversion Privileges. The Preferred Stock shall be convertible into shares of fully paid and non-assessable Common Stock of the Company, upon the following terms and conditions:

	(1) The holder of any shares of Preferred Stock to be converted shall surrender the certificate or certificates therefor to the transfer agent of the Company, duly endorsed in blank for transfer, accompanied by the form set forth on such certificates or on such other form as may be provided from time to time by the Company;

	(2) As soon as practicable after the surrender of such certificates as provided above, the Company shall cause to be issued and delivered, at the office of its transfer agent, to or on the order of the holder of the certificates thus surrendered, a certificate or certificates for the number of full shares of
Common Stock, $.00l par value per share issuable hereunder upon the conversion of such Preferred Stock and as adjusted as herein provided with respect to any fraction of a share of Common Stock issuable upon such Conversion. Such conversion shall be deemed to have been effected on the date on which the certificates for such Preferred Stock have been surrendered as provided above, and the person in whose name any certificate or certificates for Common Stock are issuable upon such conversion shall be deemed to have become on such date the holder of record of the shares represented hereby;

	(3)  Requirement to Convert.   The requirement to convert to common stock in
the Company as indicated above will be required if the value of the stock, as reported on any stock exchange or other system that reports price on publicly held stocks, reaches $3.00 per share and remains at that level for a period of
30 days.

	(4) No adjustment or allowance shall be made for dividends on Preferred Stock surrendered for conversion, whether accrued, accumulated or otherwise; and

	(5) Each share of Preferred Stock shall be convertible into one share of Common Stock so that one share of Preferred Stock shall be surrendered to obtain one share of Common Stock.

(i) Fractional Shares. The Company shall not issue fractional shares in satisfaction of the conversion privilege of the Preferred Stock but, in lieu of fractional shares, the Company shall issue one or more full shares for certificates representing such full share or shares rounded out to the nearest full share.

The Board of Directors have approved as of September 10, 1999, the date of approval by the State of Nevada of the Amended Articles of Incorporation to include Preferred Stock, the above designation, relative rights, preferences and limitations of Series B Preferred Stock.

/s/ Dorothy Sivilli
Dorothy Sivilli, Director

                                EXHIBIT G

                      Subsidiaries of the Registrant


49% Owned Subsidiary:

	Clicktv.net, Inc.
	3617 Kim, Suite 100
	Irving, Texas 75061


80% Owned Subsidiary:

	Otto, Inc.
	3617 Kim, Suite 100
	Irving, Texas 75061


                             SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   							1TWOE.COM, INC.
Date:March 17,2000                        By:Dorothy Sivilli
                                             Dorothy Sivilli
							                                      Principal Executive Officer